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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934
(Amendment No. 1)*

Primus Guaranty, Ltd.
(Name of Issuer)

Common Stock, $0.08 par value
(Title of Class of Securities)

G72457107
(CUSIP Number)

Stephen Krug, Chief Operating Officer Second Curve Capital, LLC 237 Park Avenue, 9th Floor New York, New York 10017 Tel: 1 (646) 563-7610
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d(g), check the following box [x].

CUSIP No.	G72457107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Second Curve Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,446,485

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER

6,446,485

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

6,446,485

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.2%

14.	TYPE OF REPORTING PERSON*

OO

CUSIP No.	G72457107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Thomas K. Brown

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,446,485

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER

6,446,485

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

6,446,485

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.2%

14.	TYPE OF REPORTING PERSON*

IN

CUSIP No.	G72457107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Second Curve Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,221,655

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER

3,221,655

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

3,221,655

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%

14.	TYPE OF REPORTING PERSON*

PN

CUSIP No.	G72457107

Item 1.	Security and Issuer.

Primus Guaranty, Ltd. Common Stock, par value $0.08 per share (the "Shares")

Clarendon House 2 Church Street Hamilton HM 11, Bermuda

Item 2.	Identity and Background.

(a-c, f)

This Schedule 13D is being filed by (i) Second Curve Partners, L.P. ("Second Curve Partners"), (ii) Second Curve Capital, LLC ("Second Curve Capital"), the investment manager of Second Curve Partners and other private investment vehicles, and (iii) Thomas K. Brown, the managing member of Second Curve Capital(each of Second Curve Partners, Second Curve Capital and Thomas K. Brown may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

Second Curve Partners is a New York limited partnership with its principal business address at 237 Park Avenue, 9th Floor, New York, New York 10017.

Second Curve Capital is a Delaware limited liability company with its principal business address at 237 Park Avenue, 9th Floor, New York, New York 10017.

Thomas K. Brown is a United States citizen whose principal business address is c/o Second Curve Capital, LLC, 237 Park Avenue, 9th Floor, New York, New York 10017.

The Shares reported herein are held in the name of Second Curve Partners and other funds and accounts advised by Second Curve Capital.

(d)
None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof Second Curve Capital may be deemed to beneficially own 6,446,485 Shares.

As of the date hereof Thomas K. Brown may be deemed to beneficially own 6,446,485 Shares.

As of the date hereof Second Curve Partners may be deemed to beneficially own 3,221,655 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment.  The Reporting Persons evaluate their investment in the Shares on a continual basis.  The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

The Reporting Persons may be in contact with members of the Issuer's management, the members of the Issuer's Board of Directors, and others, including other significant shareholders, regarding alternatives that the Issuer could employ to increase shareholder value.

The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so.

Item 5.	Interest in Securities of the Issuer.

(a, b)

As of the date hereof, Second Curve Capital may be deemed to be the beneficial owner of 6,446,485 Shares, constituting 17.2% of the Shares of the Issuer based upon the 37,394,630 Shares outstanding as of November 8, 2010.

Second Curve Capital has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 6,446,485 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 6,446,485 Shares.

Second Curve Capital specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

As of the date hereof, Thomas K. Brown may be deemed to be the beneficial owner of 6,446,485 Shares, constituting 17.2% of the Shares of the Issuer based upon the 37,394,630 Shares outstanding as of November 8, 2010.

Thomas K. Brown has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 6,446,485 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 6,446,485 Shares.

Thomas K. Brown specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

As of the date hereof, Second Curve Partners may be deemed to be the beneficial owner of 3,221,655 Shares, constituting 8.6% of the Shares of the Issuer based upon the 37,394,630 Shares outstanding as of November 8, 2010.

Second Curve Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,221,655 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,221,655 Shares.

Second Curve Partners specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(c)

The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Exhibit B and all such transactions were effected in open market transactions.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly

Exhibit B: Schedule of Transactions in the Shares of the Issuer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Second Curve Capital Partners, L.P.
By: Second Curve Management, LLC
By: Thomas K. Brown, Managing Member

By:	/s/ Thomas K. Brown

Second Curve Capital, LLC
By: Thomas K. Brown, Managing Member

By:	/s/ Thomas K. Brown

/s/ Thomas K. Brown
Thomas K. Brown

January 11, 2011

Attention:  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, Amendment No. 1 dated July 21, 2010 relating to the Common Stock, par value $0.08 per share of Primus Guaranty, Ltd. shall be filed on behalf of the undersigned.

Second Curve Capital Partners, L.P.
By: Second Curve Management, LLC
By: Thomas K. Brown, Managing Member

By:	/s/ Thomas K. Brown

Second Curve Capital, LLC
By: Thomas K. Brown, Managing Member

By:	/s/ Thomas K. Brown

/s/ Thomas K. Brown
Thomas K. Brown

Exhibit B

TRANSACTIONS IN THE SHARES

TRANSACTIONS BY SECOND CURVE PARTNERS

Date of Transaction	Number of Shares Purchased/(Sold)	Price Per Share
5/21/2010	11,633	3.982
5/24/2010	7,756	3.9085
6/14/2010	15,500	3.7618
6/21/2010	7,750	3.7718
6/25/2010	19,380	3.6494
6/30/2010	34,897	3.7398
7/7/2010	15,348	3.8959
7/8/2010	15,349	3.9518
7/21/2010	25,000	4.0836
8/2/2010	7,681	4.3952
8/13/2010	3,000	4.0202
8/18/2010	15,312	3.7877
8/19/2010	15,312	3.7461
8/30/2010	7,656	3.9275
9/27/2010	7,602	4.5332
10/19/2010	7,564	4.6886

TRANSACTIONS BY FUNDS AND ACCOUNTS ADVISED BY
SECOND CURVE CAPITAL OTHER THAN SECOND CURVE PARTNERS

Date of Transaction	Number of Shares Purchased/(Sold)	Price Per Share
5/21/2010	696	3.982
5/21/2010	2,671	3.982
5/24/2010	463	3.9085
5/24/2010	1,781	3.9085
6/9/2010	5,594	3.6791
6/9/2010	4,406	3.6791
6/14/2010	930	3.7618
6/14/2010	3,570	3.7618
6/21/2010	465	3.7718
6/21/2010	1,785	3.7718
6/25/2010	1,165	3.6494
6/25/2010	4,455	3.6494
6/30/2010	2,111	3.7398
6/30/2010	7,992	3.7398
6/30/2010	8,634	3.7398
6/30/2010	11,366	3.7398
7/1/2010	20,000	3.8319

Date of Transaction	Number of Shares Purchased/(Sold)	Price Per Share
7/1/2010	9,188	3.8319
7/1/2010	10,812	3.8319
7/2/2010	38,845	3.964
7/2/2010	1,155	3.964
7/7/2010	20,912	3.8959
7/7/2010	4,088	3.8959
7/7/2010	962	3.8959
7/7/2010	3,690	3.8959
7/7/2010	10,000	3.8959
7/8/2010	961	3.9518
7/8/2010	3,690	3.9518
7/21/2010	2,030	4.0836
7/21/2010	7,970	4.0836
7/22/2010	8,458	4.0925
7/22/2010	11,542	4.0925
8/2/2010	478	4.3952
8/2/2010	1,841	4.3952
8/11/2010	7,474	4.3556
8/11/2010	7,526	4.3556
8/12/2010	8,498	4.1355
8/12/2010	11,502	4.1355
8/13/2010	326	4.0202
8/13/2010	1,674	4.0202
8/18/2010	886	3.7877
8/18/2010	3,802	3.7877
8/18/2010	6,370	3.7877
8/18/2010	8,630	3.7877
8/19/2010	886	3.7461
8/19/2010	3,802	3.7461
8/23/2010	5,521	3.5599
8/23/2010	7,479	3.5599
8/30/2010	443	3.9275
8/30/2010	1,901	3.9275
9/22/2010	517	4.4684
9/22/2010	702	4.4684
9/27/2010	448	4.5332
9/27/2010	1,950	4.5332
10/19/2010	446	4.6886
10/19/2010	1,990	4.6886
10/27/2010	6,031	4.781
10/27/2010	969	4.781
11/12/2010	4,306	4.8334
11/12/2010	694	4.8334
11/23/2010	6,393	4.9965
11/23/2010	8,607	4.9965
11/30/2010	6,393	4.8251
11/30/2010	8,607	4.8251

SK 21989 0009 1161689